UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2003

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

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                           INCORPORATION BY REFERENCE

     The registrant's report on this Form 6-K is incorporated by reference into the registrant's Registration Statements on (i) Form F-3 (File No. 333- 12956); and (ii) Forms S-8 (File Nos. 33-8910; 33-9212; 333-12944; 333-91900 and 333-
99083).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ GERARD DE LA MARTINIERE
                                             ---------------------------------
                                             Name: Gerard de La Martiniere
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: April 10, 2003

                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

    1. Press Release issued on April 8, 2003, by AXA, regarding corporate governance of the AXA Group.

    2. Press Release issued on April 10, 2003, by AXA, announcing AXA's 2002 US GAAP results.

                                   [AXA LOGO]

                                  PRESS RELEASE

                                                                   April 8, 2003

--------------------------------------------------------------------------------
                     CORPORATE GOVERNANCE OF THE AXA GROUP :
                                SUPERVISORY BOARD
--------------------------------------------------------------------------------

         Prior to the AXA Shareholders' Meeting on April 30th, 2003, the AXA Group wishes to communicate proposed modifications to the composition of the AXA Supervisory Board.

         Upon the recommendation of the Selection Committee, the Supervisory Board has acknowledged the wish of Michel Francois-Poncet and Edward Miller not to renew their mandates as members of the Supervisory Board and has decided to propose for election by the Shareholders' Meeting Ezra Suleiman, an American citizen and a University Professor, as a new Supervisory Board member.

         Following the recommendation of the Selection Committee, the Supervisory Board has proposed to the Shareholders' Meeting the re-election of Jacques Calvet, David Dautresme, Jean-Rene Fourtou, Henri Hottinguer, Gerard Mestrallet and Alfred von Oppenheim, as members of the Supervisory Board.

         Subject to the approval of such re-election and nomination by the Shareholders' Meeting, the size of the AXA Supervisory Board would then be reduced to thirteen members, consistent with the size reduction initiated since 1999.

         In compliance with the recommendations relating to the Corporate Governance, the Selection Committee has reviewed in detail the situation of each Board member ; upon its assessment, the Supervisory Board has adopted individual qualification proposed taking into consideration that the main independence criteria of its members is the independence from the Management Board which is nominated, controlled, and evaluated by the Supervisory Board.

         As a result of this qualification process, the Supervisory Board will have nine independent members out of thirteen members, i.e. Thierry Breton, Jacques Calvet, David Dautresme, Antony Hamilton, Henri Hottinguer, Gerard Mestrallet, Alfred von Oppenheim, Bruno Roger and Ezra Suleiman.

         Based on proposed rules under the American regulations, AXA expects that the three members of the Audit Committee of the Supervisory Board of AXA, Jacques Calvet, Chairman, David Dautresme and Alfred von Oppenheim, would qualify as independent members.

After AXA's shareholders' Meeting on April 30, 2003, AXA's Supervisory Board would have the following 13 members :

Claude BEBEAR - Chairman (and Chairman of the Finance Committee),
Jean-Rene FOURTOU - Vice-Chairman (and chairman of the Selection Committee), Thierry BRETON,
Jacques CALVET (and Chairman of the Audit Committee),
David DAUTRESME,
Antony HAMILTON,
Henri HOTTINGUER (and Chairman of the Compensation Committee),
Henri LACHMANN,
Gerard MESTRALLET,
Alfred von OPPENHEIM,
Michel PEBEREAU,
Bruno ROGER,
Ezra SULEIMAN

                                       * *
                                        *

ABOUT AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 742 billion in assets under management as of December 31, 2002, and reported total revenues of Euro 75 billion and underlying earnings of Euro 1,687 million for 2002. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

     This press release is also available on AXA Group web site: www.axa.com
                                                                 -----------

AXA INVESTOR RELATIONS:                                         AXA MEDIA RELATIONS:

Matthieu Andre :        +33.1.40.75.46.85                       Christophe Dufraux :    +33.1.40.75.46.74
Marie-Flore Bachelier : +33.1.40.75.49.45                       Barbara Wilkoc :   (1).212.314.3740
Caroline Portel :      (1) 212.314.6182                         Clara Rodrigo : + 33.1.40.75.47.22

IMPORTANT LEGAL INFORMATION

Certain statements in this press release that are neither reported financial results nor other historical information, are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties catastrophic events which are uncertain in nature and policy renewal rates relating to AXA's property casualty business, market risks related to fluctuations in interest rates, equity market prices and foreign currency exchange rates, the use of derivatives and AXA's ability to hedge such exposures effectively and counterparty credit risk, AXA's ability to develop, distribute and administer competitive products and services in a cost-effective manner and its ability to develop information technology and management information systems to support strategic goals while continuing to control costs and expenses, AXA's visibility in the market place and the financial and claims paying ratings of its insurance subsidiaries, AXA's access to adequate financing to support its future business, the effect of changes in regulation and laws affecting AXA's businesses including changes in tax laws affecting insurance and annuity products as well as operating income and changes in accounting and reporting practices, the costs of defending litigation and the risk of unanticipated material adverse outcomes in such litigation, adverse political developments around the world and the effect of future acquisitions. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events circumstances or otherwise.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

                                    AXA LOGO


                                  PRESS RELEASE

                                                           Paris, April 10, 2003

--------------------------------------------------------------------------------
                  AXA FILES ITS FRENCH DOCUMENT DE REFERENCE(1)
                WITH THE COB(2), INCLUDING UPDATED INFORMATION
                             ON 2002 US GAAP RESULTS

--------------------------------------------------------------------------------

Paris - AXA announced today that it had filed with the COB its French Document de Reference.

This document includes AXA's 2002 consolidated French GAAP financial statements and an unaudited reconciliation of AXA's 2002 French GAAP results to U.S. GAAP, which is prepared each year for purposes of AXA's NYSE listing and its Form 20-F filed with the SEC. This U.S. GAAP reconciliation for the year ended December 31, 2002 shows a loss of Euro 2.9 billion, based on information currently available but is not yet audited and, consequently, remains subject to change. AXA`s final audited U.S. GAAP results will be included in AXA's Form 20F, to be filed with the SEC on or before June 30, 2003.

On February 27, 2003, when AXA announced its 2002 French GAAP consolidated financial results, management estimated that AXA's U.S. GAAP reconciliation for the year ended December 31, 2002 would show a loss of approximately Euro 1.6 billion, based on information available at that time and using the same methodology as in 2001. Management also indicated that this estimation was preliminary and may increase depending, in particular, on the rules for determining impairment of investment assets.

The estimated 2002 U.S. GAAP loss of Euro 2.9 billion included in the Document de Reference reflects significant additional impairments of investment assets at December 31, 2002, due to evolving interpretation of the rules for determining impairments of equity investments in light of continued deterioration of financial markets during 2002.

The main reconciliation items between French and U.S. GAAP results are presented in appendix 1.


------------------------
(1) Annual Report.
(2) Commission des Operations de Bourse. French equivalent of the SEC.

The most significant differences between AXA's 2002 French GAAP and estimated U.S. GAAP results arise, primarily due to differing rules with respect to:

- VALUATION ALLOWANCES ON EQUITY PORTFOLIO: under U.S. GAAP, in general, an equity security is subject to an impairment review if its fair value has been at 80% or less of its net carrying value at year-end, for a period of 6 months or more, and subject to specific qualitative factors affecting the industry or issuer. In addition, and subject to certain market conditions and circumstances, securities with a significant unrealized loss position at year-end (regardless of how long they have been in an unrealized loss position), and securities with an unrealized loss position for more than 12 months may also be subject to impairment. When such an impairment is necessary, assets are marked down to market value. Under French GAAP, the company has applied the rules issued by the Comite d'Urgence of the French Conseil National de la Comptabilite, on December 18, 2002, i.e. marking down the assets to estimated recoverable values for equity investments with unrealized loss positions of at least 30% for more than 6 months.

- DEFERRED TAX ASSET ("DTA") VALUATION ALLOWANCE: FAS 109 under U.S. GAAP gives greater weight to previous cumulative losses than the outlook for future profitability when determining whether deferred taxes can be realized, differing from "French GAAP rules".

- INVESTMENTS IN MUTUAL FUNDS AND REAL ESTATE COMPANIES: under U.S. GAAP, these companies are consolidated if AXA has exclusive control over the fund or company. Investment securities held by the funds are classified as trading and therefore are recorded at estimated fair value. Changes in estimated fair value are reported in net income. Under French GAAP, investments in mutual funds and real estate companies follow the same accounting rules as other invested assets.

- GOODWILL AMORTIZATION: under U.S. GAAP, and effective from January 1, 2002, goodwill asset is not amortized anymore but is subject to a minimum annual impairment test. Therefore the goodwill amortization accounted for in French GAAP is eliminated in the U.S. GAAP accounts. No goodwill impairment was required in 2002 and 2001, under either U.S. GAAP or French GAAP.

- UK WITH-PROFIT (FFA) PROFIT RECOGNITION: under U.S. GAAP, 10% of all changes in the UK With-Profit fund (revenues and expenses) are recognized through the P&L whereas French GAAP recognizes 10% of the distributed bonus from the fund as income, in line with UK modified statutory accounting practices.

In each case, AXA's management and auditors have concluded that carrying values shown on AXA's French GAAP financial statements are appropriate under French GAAP accounting principles but that the application of U.S. GAAP rules leads to a different result.

At December 31, 2002, estimated U.S. GAAP shareholder's equity, group share, was EURO 23,857 MILLION versus Euro 23,711 million under French GAAP.

U.S. GAAP results will have no effect on AXA's net asset value under French GAAP, embedded value or solvency capital.

                                       * *
                                        *

ABOUT AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 742 billion in assets under management as of December 31, 2002, and reported total revenues of Euro 75 billion and underlying earnings of Euro 1,687 million for 2002. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

     This press release is also available on AXA Group web site: www.axa.com
                                                                 -----------

AXA INVESTOR RELATIONS:                                  AXA MEDIA RELATIONS:
----------------------                                   -------------------
Matthieu Andre : +33.1.40.75.46.85                       Christophe Dufraux: +33.1.40.75.46.74
Marie-Flore Bachelier : +33.1.40.75.49.45                Barbara Wilkoc : (1).212.314.3740
Caroline Portel : (1) 212.314.6182                       Clara Rodrigo : + 33.1.40.75.47.22


CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 and AXA's Document de Reference for the year ended December 31, 2002, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1 - NET INCOME RECONCILIATION (NON AUDITED FIGURES)
Net impacts (Group share and net of taxes) on 2002 results, Group share

(euro million)                                                                                FY 2002         FY 2001
-----------------------------------------------------------------------------------------------------------------------
FRENCH GAAP NET INCOME                                                                            949             520
-----------------------------------------------------------------------------------------------------------------------
Investment in mutual funds and real estate companies                                           -1 008            -571

Impairment of equity portfolio                                                                 -1 607

Japanese DTA valuation allowances                                                              -1 014

Goodwill amortization                                                                             588             -43

UK unallocated surplus (FFA)                                                                     -274            -310

Other adjustments                                                                                -521            -779

of which:

  o Difference of treatment on the UK distribution tax related to the inherited estate           -345

  o Application of FAS 133                                                                        293             -69

  o Change in mortality tables                                                                                   -174

  o Sanford Bernstein - Elimination of the partial release of dilution profit provision          -148

  o Restructuring provisions                                                                                     -140

  o Elimination of the realized gain on the disposal of AXA Australia Health business (1)         -87

  o Investment in limited partnership (US)                                                        -69            -106

-----------------------------------------------------------------------------------------------------------------------
US GAAP NET INCOME BEFORE UK LIFE FINANCIAL REORGANIZATION IMPACT                              -2 887          -1 183
-----------------------------------------------------------------------------------------------------------------------
Impact of UK Life financial reorganization                                                                      2 667
-----------------------------------------------------------------------------------------------------------------------
US GAAP NET INCOME                                                                             -2 887           1 484
-----------------------------------------------------------------------------------------------------------------------

(1) to be recognized in 2003